Exhibit 99.1

APOLLO ENDOSURGERY ANNOUNCES APPOINTMENTS TO COMMERCIAL LEADERSHIP TEAM
KIRK ELLIS TO SERVE AS VICE PRESIDENT OF US SALES
STEVE BOSROCK TO SERVE AS VICE PRESIDENT OF MARKETING & MEDICAL EDUCATION

AUSTIN, Texas (May 3, 2021) - Apollo Endosurgery, Inc. (“Apollo” or the ”Company” (Nasdaq: APEN), a global leader in minimally invasive medical devices for gastrointestinal and bariatric procedures, today announced the appointments of Kirk Ellis as Vice President of US Sales and Steve Bosrock as Vice President of Marketing & Medical Education. Splitting the Vice President of Marketing and Sales into two roles will enhance Apollo’s commercial acumen as the company pursues attractive growth prospects across three product lines. Both Mr. Ellis and Mr. Bosrock will begin their roles on May 10, 2021.
“‘Apollo is entering an energizing new phase with significant opportunities across all three of our product lines. Expanding our sales and marketing leadership helps build a foundation for sustainable growth,’” said Chas McKhann, President and Chief Executive Officer of Apollo Endosurgery. “Kirk and Steve are seasoned industry leaders with deep expertise in launching innovative products and developing new procedures to improve patient care. Their backgrounds, including extensive experience leading teams in the GI and Bariatric markets, coupled with their strong dedication to patients will be invaluable assets in our ongoing mission to revolutionize the field of therapeutic endoscopy and change the lives of millions of patients around the world. I’m excited to welcome them aboard.”
Mr. Ellis has more than 20 years of sales and market development leadership in the medical device industry. Prior to joining Apollo, Mr. Ellis served as Vice President of Sales at Relievent Medical Systems, where he launched the commercial team and grew the sales team to thirty-five territories in three years, and expertly led the company through COVID, achieving pre-pandemic sales goals with limited resources. From 2013 to 2018, he served as Vice President of Sales at Torax Medical, developers of the LINX Reflux Management System (acquired by Ethicon, a Johnson & Johnson company). Mr. Ellis was also the market development lead at BARRX (acquired by Covidien) working on the Halo Ablation System for the treatment of Barret’s Esophagus. Earlier in his career, Mr. Ellis served as a Platoon Sergeant in United States Marine Corps. He holds a Bachelor of Science from Northeastern University.
Mr. Bosrock brings more than 20 years of marketing leadership to Apollo with a proven track record of success building robust commercial infrastructure and launching novel, disruptive products. Most recently, Mr. Bosrock served as Senior Vice President of Marketing at Metavention, a developer of transcatheter solutions for metabolic conditions, where he led market development. Mr. Bosrock also served as Vice President of Marketing at Torax Medical, leading marketing, KOL development and field-based physician referral activities, while working closely with leaders at the American Society of Gastrointestinal Endoscopy (ASGE) and other prominent physician societies. Prior to Torax Medical, Mr. Bosrock led global marketing at Synovis Life Sciences (acquired by Baxter), where he was involved with developing the company’s bariatric surgery product line and represented the company on the American Society of Bariatric Surgery (ASMBS) corporate council. He holds a BA from Boston College and an MBA from the University of Michigan.
“I would also like to take this opportunity to thank Bret Schwartzhoff for his many meaningful contributions to Apollo Endosurgery since joining in 2014,” said Mr. McKhann. “As head of Apollo’s U.S. sales and marketing efforts over the past six years, Bret’s dedication and work has helped stabilize the company and set the stage for Apollo’s next chapter. We wish him well in his future endeavors.”
About Apollo Endosurgery, Inc.
Apollo Endosurgery, Inc. is a medical technology company focused on development of next-generation, less invasive devices to advance therapeutic endoscopy designed to treat a variety of gastrointestinal conditions including closure of gastrointestinal defects, managing gastrointestinal complications and the treatment of obesity. Apollo’s device-based therapies are an alternative to invasive surgical procedures, thus lowering complication rates and reducing total healthcare costs. Apollo’s products are offered in over 75 countries today and include the X-Tack™ Endoscopic HeliX Tacking System, the OverStitch™ Endoscopic Suturing System, the OverStitch Sx™ Endoscopic Suturing System, and the ORBERA® Intragastric Balloon.
Apollo’s common stock is traded on NASDAQ Global Market under the symbol “APEN”. For more information regarding Apollo Endosurgery, go to: www.apolloendo.com.

Cautionary Note on Forward-Looking Statements
Certain statements in this press release are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. In addition, there is uncertainty about the continued spread of the COVID-19 virus and the impact it may have on the Company's operations, the demand for the Company's products, the Company's liquidity position, global supply chains and economic activity in general. Important factors that could cause actual results to differ materially include: reports of adverse events related to our products, outcomes of clinical studies, developments in medical technology, regulatory approvals and extensive regulatory oversight by the FDA or other regulatory bodies, unfavorable media coverage related to our products or related procedures, coverage and reimbursement decisions by private or government payors, physician adoption and recommendations of procedures utilizing our products as well as other factors detailed in Apollo’s periodic reports filed with the Securities and Exchange Commission, or SEC, including its Form 10-K for the year ended December 31, 2020. Copies of reports filed with the SEC are posted on Apollo’s website and are available from Apollo without charge. These forward-looking statements are not guarantees of future performance and speak only as of the date hereof, and, except as required by law, Apollo disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.
Contacts

Apollo Endosurgery, Inc.
Stefanie Cavanaugh, 512-279-5100
investor-relations@apolloendo.com

Darrow Associates Investor Relations
Matt Kreps, 214-597-8200
mkreps@darrowir.com